[Exhibit 99.3]
2008 Annual Business Report
Table of Contents
1.	Business Overview
(1)	Business Results and Financial Statements for the Past Three Fiscal Years (FY2006 — FY2008)
2.	Company Overview
(1)	Registered Purpose of the Company

(2)	Description of Primary Business

(3)	Problems Confronting the Company

(4)	Business Offices and Game Development Facilities

(5)	Stock

(6)	Debenture

(7)	Major Shareholders

(8)	Investment in other Companies

(9)	Directors Holding Concurrent Positions

(10)	Material Transactions with Related Persons

(11)	Significant Creditors

(12)	Employees

(13)	Trustees and Auditors

(14)	Material Events after the end of FY 2008
3.	Financial Statements as of and for the fiscal years ended December 31, 2008 and 2007
(1)	Balance Sheets

(2)	Income Statements

(3)	Statements of Disposition of Accumulated Deficit

1. Business Overview
(1) Business Results and Financial Statements for the Past Three Fiscal Years (FY2006 — FY2008)
[Unit: KRW]

Category	FY 2008	FY 2007	FY 2006
Current Assets	62,479,848,031	61,201,545,490	83,876,073,744
• Quick Assets	62,437,752,654	61,156,844,543	83,858,591,722
• Inventories	42,095,377	44,700,947	17,482,022
Non-Current Assets	33,986,383,899	34,147,146,665	37,207,315,211
• Investment Asset	16,516,682,786	14,444,810,113	20,036,799,526
• Tangible Asset	2,778,126,664	4,246,307,112	5,219,076,055
• Intangible Asset	12,510,309,681	12,310,767,578	7,866,351,440
• Other Non-Current Asset	2,181,264,768	3,145,261,862	4,085,088,190
Total Assets	96,466,231,930	95,348,692,155	121,083,388,955
Current Liabilities	6,366,734,225	8,083,683,838	10,997,883,653
Non-Current Liabilities	10,050,040,467	10,471,639,071	6,235,588,685
Total Liabilities	16,416,774,692	18,555,322,909	17,233,472,338
Common Stock	3,474,450,000	3,474,450,000	3,474,450,000
Additional paid-in capital	74,453,396,848	73,851,580,153	73,255,072,627
Retained earnings (Accumulated Deficit)	(1,155,734,413)	(2,076,674,908)	25,482,297,977
Capital Adjustment	893,302,099	1,597,604,250	2,016,181,782
Accumulated other comprehensive income	2,384,042,704	(53,590,249)	(378,085,769)
Total Shareholders’ Equity	80,049,457,238	76,793,369,246	103,849,916,617

Revenues	41,982,911,692	33,685,656,151	34,687,370,367
Operating Income(Loss)	7,391,182,939	(10,020,381,637)	(9,913,086,777)
Income(Loss) before income tax	4,394,260,231	(24,703,747,165)	(7,188,641,667)
Net Income(Loss)	920,940,495	(27,558,972,885)	(18,378,144,343)
2. Company Overview
(1) Registered Purpose of the Company
1) Software Consulting, development and publishing
2) Software, CD development and sales
3) Development of telecommunication related software
4) Making, development, publishing, sales and consulting of digital contents including game software
5) Online network gaming service
6) Software development regarding applicator package
7) Computer program development and sales
8) Software Export-Import
9) E-commerce
10) Character business
11) Animation business
12) Leasing business
13) Restaurant business
14) Media related business
15) Printing & publishing business
16) Record & video making and distribution
17) All business related to above items 1) — 16)

(2) Description of Primary Business
The Company is the developer of an MMORPG, Ragnarok OnlineTM, which has been commercialized since August 2002 and distributed in 24 countries worldwide, including Korea, Japan, Taiwan, Thailand, US, Europe.
The Emil Chronicle OnlineTM, which has been commercialized in Korea since August 2007 and distributed in Thailand, Taiwan, Hong Kong, and the Requiem OnlineTM, which has been commercialized in Korea since October 2007 and distributed in US and Russia.
The Ragnarok OnlineTM has a strong global network of success-based online game development and publishing business based on character merchandising, animation and mobile to expand the business area under the ‘One Source Multi Use’ strategy. The company has showcased the various localized contents business.
In addition, to strength its presence in the overseas market, the company has wholly-owned subsidiaries in US, Japan, France and Russia, and there is NEOCYON, Inc. which is a subsidiary in Korea to operate mobile business.
(3) Problems Confronting the Company
Since the Company operates in a highly competitive industry, the Company is making every effort to enhance its development capacity and maintain and increase its market share in overseas markets to maintain a competitive advantage.
Due to the highly dependent revenue structure on Ragnarok OnlineTM , the Company is in need of diversified revenue structure, global market expansion and new business initiatives for sustainable revenue growth. Therefore, the Company is making every efforts in building next portfolio of games in various genres through in-house development or publishing, as well as diversifying its business portfolio with IPTV and multi-platform businesses.
Also the Company is committed to customer satisfaction by quickly and efficiently adopting customer feedback and idea to its games in development as well as to its games in service, through customer communication.
(4) Business Offices and Game Development Facilities

Classification	Location
Head Office	15F Nuritkum Square BIZ Tower, 1605 Sangam-Dong, Mapo-Gu, Seoul, Korea 121-795
Game Development Facilities	15F Nuritkum Square BIZ Tower, 1605 Sangam-Dong, Mapo-Gu, Seoul, Korea 121-795

(5) Stock
① Total number of shares
[As of December 31, 2008]

Total number of shares authorized	Total number of shares issued	Total number of shares unissued
40,000,000 shares	6,948,900 shares	33,051,100 shares
② Type of Stock issued

[Par value per share: KRW 500]	[As of December 31, 2008]

Type	No. of shares	Total face value	%	Remarks
Registered common stock	6,948,900 shares	KRW 3,474,450,000	100%
(6) Debenture
[As of December 31, 2008]

Type	Date of issuance	Issuing Amount	Interest Rate	Balance from issuance	Redemption date	Remarks
—	—	—	—	—	—	—

*	Company currently has no debentures and has no plan to have debentures in the future.
(7) Major Shareholders
[As of December 31, 2008]

			Transaction with
Shareholder	Shares owned	%	the Company	Remarks
GungHo Online Entertainment, Inc. 1)	4,121,739	59.31	2)	—
Ramius Capital Group, LLC.	694,251	9.99	—	—
Moon Capital Management LP	591,937	8.52	—	—
Government of Singapore Investment Corporation Pte Ltd.	321,733	4.63	—	—
Other	1,219,240	17.55	—	—
Total	6,948,900	100.00	—	—

1)
GungHo Online Entertainment, Inc. became a largest shareholder in April 1, 2008 from the former largest shareholder Heartis Inc. by acquiring 52.39% share, later adding 6.92% stake acquired in June 24, 2008 and currently holds 59.31% shares of the company as of December 31, 2008.

2)	Refer to Related party transaction.

(8) Investment in Other Companies
[As of December 31, 2008]

Subsidiaries				Relationship with Company
				Shares		Transaction
Name	Location	Common Stock	Main business	owned	%	relationship
Gravity Interactive, Inc. 1)	California, US	USD 5,040,000	Gaming Service	100,000	100.00%	Subsidiary
Gravity Entertainment Corp.	Tokyo, Japan	JPY 167,850,000	Animation making/service	1,000	100.00%	Subsidiary
Gravity EU SASU	Paris, France	EUR 1,800,000	Gaming Service	18,000	100.00%	Subsidiary
Gravity Middle East & Africa FZ-LLC2)	Dubai, U.A.E.	AED 7,800,000	Gaming Service	7,800	100.00%	Subsidiary
Gravity RUS Co., Ltd. 3)	Moscow, Russia	RUB 63,809,220	Gaming Service	N/A	99.99%	Subsidiary
NeoCyon, Inc.	Seoul, Korea	KRW 964,005,000	Mobile game development	185,301	96.11%	Subsidiary

1)	On November 30, 2007, Gravity Interactive, Inc. increased its capital by USD 5,000,000.

2)	On May 7, 2007, the Company founded a wholly-owned subsidiary in Dubai, United Arab Emirates. The liquidation of Gravity Middle East & Africa FZ-LLC was in progress as of Dec 31, 2008.

3)	On December 12, 2007, the Company sold all of its shares in Gravity CIS Co., Ltd., its then existing Russia-based subsidiary, to Gravity RUS Co., Ltd.

(9) Directors Holding Concurrent Positions
[As of December 31, 2008]

Director		Company
Name	Position	name	Position	Work	Remarks
Yoon Seok Kang	CEO	Gravity Co., Ltd.	CEO	Overall management
		Neocyon, Inc.	Executive Director
		Gravity Interactive, Inc.	Executive Director
		L5 Games Inc.	Executive Director		Subsidiary of Gravity Interactive Inc.
		Gravity Entertainment Corp.	Executive Director
Yoshinori Kitamura	Executive Director	Gravity Co., Ltd.	Executive Director	COO
		Neocyon, Inc.	Executive Director
		Gravity Interactive, Inc.	CEO	Overall management
		L5 Games Inc.	Executive Director
		Gravity Entertainment Corp.	CEO	Overall management
(10) Material Transactions with Related Parties
[Unit: 1,000 KRW]

	Revenue		Purchase Amount		Credit		Liabilities
Related persons, companies	FY2008	FY2007	FY2008	FY2007	FY2008	FY2007	FY2008	FY2007
Gungho Online Entertainment, Inc	19,103,039	—	410,902	—	3,083,310	—	5,424,670	—
Gravity Interactive, Inc.	761,878	342,211	—	—	108,914	28,614	170,942	—
Gravity Entertainment Corp.	29,751	1,825	—	—	29,358	—	666,475	506,535
Gravity CIS Co., Ltd.	563,667	376,549	—	—	904,887	2,081,448	105,642	194,015
Gravity EU SASU	191,333	93,234	—	—	519,448	48,620	32,226	54,974
Gravity Middle East & Africa FZ-LLC	20,012	—	—	—	—	—	—	20,012
Gravity RUS Co., Ltd.	—	20,720	—	—	—	20,720	—	—
Triggersoft Corporation *	—	144,382	—	172,026	—	—	—	—
NeoCyon, Inc.	1,450,784	878,324	1,352,885	742,961	847,760	209,929	211,957	451,473
Total	22,120,464	1,857,245	1,763,787	914,987	5,493,677	2,389,331	6,611,912	1,227,009

*	The liquidation of TriggerSoft Corp. was completed on October 10, 2007.

(11) Significant Creditors

*	There is no borrowing from banks and other financial institutions as of December 31, 2008.
(12) Employees
[As of December 31, 2008]

Category	Directors & Officers	Developers	Marketing/Operating	Finance/Admin	Total
Number of People	10	204	114	40	368
(13) Trustees & Auditors

Transaction
Permanent/Non				with the
permanent	Name	Position	Main work	Company	Remarks
Permanent	Yoon Seok Kang	CEO	CEO	—
Permanent	Yoshinori Kitamura	Executive Director	COO	—
Permanent	Young Ho Kim	Independent Director	Member of audit committee	—
Permanent	Luke Kang	Independent Director	Member of audit committee	—
Permanent	Kazuki Morishita	Executive Director	Member of audit committee	—
(14) Material Events after the end of FY 2008
N/A

3. Financial statements as of and for the fiscal year ended December 31, 2008 and 2007
(1) Balance Sheets
FY 2008: as of December 31, 2008
FY 2007: as of December 31, 2007
[Unit: KRW]

	FY 2008		FY 2007
Items	Amount		Amount
Assets
Current assets		62,479,848,031		61,201,545,490
Quick assets		62,437,752,654		61,156,844,543
Cash and cash equivalents	47,877,965,989		45,791,724,755
Short-term financial instruments	4,000,000,000		6,539,121,400
Accounts receivable	6,390,543,944		4,078,103,938
Allowance for doubtful accounts	(242,176,285)		(139,316,072)
Short-term loans	47,777,540		63,333,360
Other accounts receivable	513,759,755		362,735,519
Allowance for doubtful accounts	(26,465,808)		(19,020,883)
Accrued income	244,989,737		250,093,980
Advance payments	1,587,956,457		2,066,907,367
Prepaid expenses	387,996,259		388,056,006
Prepaid income taxes	1,296,107,573		1,330,561,516
Refund of income taxes receivable	359,297,493		444,543,657
Inventories		42,095,377		44,700,947
Inventory-resale	42,095,377		44,700,947
Non-current assets		33,986,383,899		34,147,146,665
Investment assets		16,516,682,786		14,444,810,113
Equity method investments	9,454,345,670		12,526,527,337
Available-for-sale securities	6,074,336,096		677,684,728
Long-term loans	988,001,020		1,955,566,563
Allowance for doubtful accounts	—		(714,968,515)
Tangible assets		2,778,126,664		4,246,307,112
Computer and equipment	10,848,947,282		11,061,811,704
Accumulated depreciation	(8,861,092,732)		(7,303,245,059)
Vehicles	28,110,738		195,420,688
Accumulated depreciation	(28,110,738)		(131,469,314)
Furniture and fixtures	891,535,865		864,330,638
Accumulated depreciation	(664,090,228)		(451,399,865)
Leasehold improvements	729,517,319		614,600,000
Accumulated depreciation	(166,690,842)		(603,741,680)
Intangible assets		12,510,309,681		12,310,767,578
Capitalized R&D cost, net	10,894,358,850		10,545,366,890
Software	1,356,668,210		1,682,534,768
Other intangible assets, net	259,282,621		82,865,920
Other non-current asset		2,181,264,768		3,145,261,862
Leasehold deposits	1,176,550,000		2,177,855,000
Long-term Prepaid expenses	78,591,578		41,373,672
Other non-current asset	926,123,190		926,033,190
Total assets		96,466,231,930		95,348,692,155
Liabilities
Current liabilities		6,366,734,225		8,083,683,838
Accounts payable	3,064,181,711		4,422,898,556
Advances received	68,746,780		31,172,200
Withholdings	136,755,567		211,075,178
Leasehold deposit received	—		40,920,000

	FY 2008		FY 2007
Items	Amount		Amount
Deferred income	2,724,061,172		3,134,229,047
Income tax payable	362,988,995		233,388,857
Deposits received	10,000,000		10,000,000
Non-current liabilities		10,050,040,467		10,471,639,071
Long-term deferred income	9,900,522,467		10,147,864,921
Accrued severance benefits	—		224,774,150
Other non-current liabilities	99,000,000		99,000,000
Leasehold deposit received	50,518,000		—
Total liabilities		16,416,774,692		18,555,322,909
Shareholders’ equity
Capital stock		3,474,450,000		3,474,450,000
Common stock	3,474,450,000		3,474,450,000
Capital surplus		74,453,396,848		73,851,580,153
Additional paid-in capital	73,255,072,627		73,255,072,627
Other capital surplus	1,198,324,221		596,507,526
Capital adjustments		893,302,099		1,597,604,250
Stock options	893,302,099		1,597,604,250
Accumulated other comprehensive income and expense		2,384,042,704		(53,590,249)
Unrealized loss on available-for-sale Securities	(1,119,704)		(1,119,704)
Net accumulated comprehensive income of equity method investees	2,385,162,408		205,973,332
Net accumulated comprehensive expense of equity method investees	—		(258,443,877)
Accumulated deficit		1,155,734,413		2,076,674,908
Undisposed accumulated deficit	(1,155,734,413)		(2,076,674,908)
Total shareholders’ equity		80,049,457,238		76,793,369,246
Total liabilities and shareholders’ equity		96,466,231,930		95,348,692,155

(2) Income Statements
FY 2008: for the year ended December 31, 2008
FY 2007: for the year ended December 31, 2007
[Unit: KRW]

	FY 2008		FY 2007
Items	Amount		Amount
Revenues		41,982,911,692		33,685,656,151
Online games-subscription revenue	7,483,723,302		6,393,088,491
Online games-royalties and license fees	31,586,974,516		25,152,804,069
Mobile games	1,453,283,697		880,535,004
Character merchandising, animation and other revenue	1,458,930,177		1,259,228,587
Cost of revenues		15,943,743,841		13,745,645,176
Cost of revenues-games	15,942,346,972		13,720,824,301
Cost of revenues-other	1,396,869		24,820,875
Gross profit		26,039,167,851		19,940,010,975
Selling, General & administrative expenses		18,647,984,912		29,960,392,612
Salaries	6,326,567,667		6,088,721,313
Severance benefits	553,506,480		565,812,980
Employee benefits	1,474,826,991		1,326,852,481
Transportation expenses	399,332,093		522,199,100
Entertainment expenses	86,607,475		184,371,486
Communication expenses	96,029,385		106,498,760
Taxes and dues	349,137,320		445,017,240
Depreciation	801,950,816		1,045,752,752
Rent	1,645,140,809		2,239,652,665
Insurance premium	235,503,274		274,412,427
Vehicles maintenance expenses	7,828,249		28,957,900
Freight expenses	6,278,119		9,344,763
Repairs expenses	7,209,455		7,436,982
Training expenses	4,225,270		25,939,849
Books & subscription expenses	30,211,458		78,177,155
Office supplies	71,687,435		106,953,475
Commission paid	3,538,424,447		4,029,912,578
Advertising expenses	871,673,348		6,123,787,462
Research and development expenses	1,407,974,548		6,095,858,117
Bad debt expenses	110,305,138		35,927,140
Amortization on intangible assets	623,565,135		534,677,182
Compensation expenses associated with stock option	—		84,128,805
Operating income (loss)		7,391,182,939		(10,020,381,637)
Non-operating income		8,362,503,789		5,829,785,205
Interest income	2,641,999,091		3,150,414,100
Gain on foreign exchange translation	453,240,861		56,867,661
Gain on foreign exchange transactions	3,929,580,828		374,325,059
Gain on valuation of equity method investments	1,168,260,788		2,074,015,672
Reversal of Allowance for Doubtful Accounts	—		17,774,357
Gain on disposition of other investments	—		26,000,000

	FY 2008		FY 2007
Items	Amount		Amount
Gain on disposition of property and equipment	13,252,100		2,451,596
Reversal of stock based compensation expense	97,830,502		—
Other income	58,339,619		127,936,760
Non-operating expenses		11,359,426,497		20,513,150,733
Interest expense	—		72,765,193
Loss on foreign exchange translation	473,368,659		13,672,542
Loss on foreign exchange transactions	417,353,922		141,004,511
Loss on valuation of equity method investments	7,944,123,978		3,081,867,856
Loss on disposal of equity method investments	—		2,264,419,181
Loss on impairment of available-for- sale securities	657,364,432		10,075,687,499
Other bad debt expense	—		185,000,000
Loss on disposal of property and equipment	47,956,973		51,787,451
Loss on retirement of property and equipment	7,894,606		6,450,339
Loss on impairment of intangible assets	1,807,483,500		—
Settlement cost of class action litigation	—		4,619,000,000
Other losses	3,880,427		1,496,161
Income(Loss) before income tax expense		4,394,260,231		(24,703,747,165)
Income tax expense		3,473,319,736		2,855,225,720
Net income(Loss)		920,940,495		(27,558,972,885)

(3) Statements of Disposition of Accumulated Deficit for fiscal years ended December 31, 2008 and 2007

	From January 1, 2008		From January 1, 2007
FY 2008	Until December 31, 2008	FY 2007	Until December 31, 2007
Confirmed appropriation date	March 31, 2009	Confirmed appropriation date	March 28, 2008
[Unit: KRW]

	FY 2008	FY 2007
Category	Amount	Amount
Accumulated deficit before disposition	1,155,734,413	2,076,674,908
Unappropriated retained earnings (Undisposed accumulated deficit) carried over from prior year	(2,076,674,908)	25,482,297,977
Net Income (Loss)	920,940,495	(27,558,972,885)
Disposition	—	—
Undisposed accumulated deficit carried forwards to subsequent year	1,155,734,413	2,076,674,908